BD 9/4

02021993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-45285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 30 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LANTERN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
775 PARK AVENUE
(No. and Street)

HUNTINGTON	NEW YORK	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEITH LANTON (631) 425-0700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BAGELL, JOSEPHS & COMPANY, L.L.C. Attn: Neil Levine, CPA
(Name — if individual, state last, first, middle name)

200 HADDONFIELD BERLIN RD., SUITE 402, GIBBSBORO, NJ 08026
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form ...

OATH OR AFFIRMATION

I, KEITH LANTON swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LANTERN INVESTMENTS, INC. as of JUNE 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chairman
Title

[signature]
Notary Public

MARK M. EISENBERG
Notary Public, State of New York
No. 01EI4890886
Qualified in Nassau County
Commission Expires March 27, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Lantern Investments, Inc.
Huntington, New York

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company") as of June 30, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lantern Investments, Inc. as of June 30, 2002, and of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Bagell, Josephs & Company, L.L.C.
Gibbsboro, New Jersey
August 15, 2002

LANTERN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

ASSETS	
Cash and cash equivalents	$118,387
Due from clearing broker	520,577
Securities owned, at market value	152,740
Investments in non-marketable securities, at cost	27,400
Fixed assets less accumulated depreciation of $40,190	23,947
Prepaid expenses and other	13,015
Total assets	$856,066

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	147,746
Payroll taxes payable	9,465
Subordinated loan payable	25,000
Total liabilities	182,211
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDERS' EQUITY	
Preferred stock, $.01 par value, 10,000 shares authorized, -0- shares issued and outstanding	$ -
Common stock, $.01 par value, 190,000 shares authorized, 50,000 shares issued and outstanding	500
Additional paid-in capital	371,988
Retained earnings	316,367
Treasury stock, at cost	(15,000)
Total stockholders' equity	673,855
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$856,066

The accompanying notes are an integral part of the financial statements.

LANTERN INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

OPERATING REVENUES	
Commissions and fee income	$ 2,001,829
OPERATING EXPENSES	
Compensation, payroll taxes and benefits	1,296,719
Clearing services	388,642
Advertising	17,344
Professional fees	141,292
Travel and entertainment expenses	47,542
Rent and utilities	89,190
Compliance expenses	39,998
Office administration and expenses	102,410
Telephone	41,954
Insurance	13,499
Miscellaneous expenses	21,911
Total Operating Expenses	2,200,501
LOSS BEFORE OTHER INCOME (EXPENSES)	(198,672)
OTHER INCOME (EXPENSES)	
Interest income	23,792
Interest expense	(2,639)
Depreciation	(7,040)
Other income	154,983
Total Other Income (Expenses)	169,096
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(29,576)
Provision for Income Taxes	(11,184)
NET LOSS	$ (40,760)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, July 1, 2001	$ -	$ 500	$371,988	$357,127	$(15,000)	$714,615
Net Loss				(40,760)		(40,760)
Balance, June 30, 2002	$ -	$ 500	$371,988	$316,367	$(15,000)	$673,855

The accompanying notes are an integral part of the financial statements.

LANTERN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (40,760)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	7,040
Changes in assets and liabilities:	
(Increase) in due from clearing broker	(123,272)
Decrease in prepaid expenses and other	6,814
Increase in accounts payable and accrued expenses	36,248
(Decrease) in payroll tax liabilities	(10,732)
(Decrease) in accrued income taxes	(13,658)
(Decrease) in security deposits payable	(25,000)
Total adjustments	(122,560)
Net cash used in operating activities	(163,320)
CASH FLOWS FROM INVESTING ACTIVITIES	
Change in securities owned at market value	109,428
Capital expenditures	(1,864)
Net cash provided by investing activities	107,564
NET DECREASE IN CASH AND CASH EQUIVALENTS	(55,756)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	174,143
CASH AND CASH EQUIVALENTS - END OF YEAR	$118,387
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
CASH PAID DURING THE YEAR ENDED JUNE 30, 2002 FOR:	
Interest expense	$ 2,639
Income taxes	$ 14,540

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operates out of two locations; Huntington and Lawrence, New York. The Company's former wholly-owned subsidiary, Vision Securities, Inc. ("Vision") was merged into the Company in July, 1999 and was sold in February, 2002. The operations from July 1, 2001 to February 8, 2002 are included in these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2002, the Company had $37,577 at risk.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

Furniture and fixtures	7 Years
Leasehold improvements	7 Years
Office Equipment	3 to 5 Years

Income Taxes

The income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. The Company files their federal and state corporate income tax returns on the cash method of accounting.

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for cash and cash equivalents, securities owned, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the loan payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Advertising

Costs of advertising are expensed as incurred. Advertising costs were $17,344 for the year ended June 30, 2002.

NOTE 3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of June 30, 2002:

Commissions receivable	$141,217
Credit balances in the trading accounts	304,360
Good faith deposits	75,000
	$520,577

NOTE 4- SECURITIES OWNED

Investments in marketable securities are valued at market, and consist of the following at June 30, 2002:

U.S. Government Obligations	$ 6,996
Municipal Bonds and Obligations	108,888
Equities	36,856
	$152,740

NOTE 5- INVESTMENTS IN NON-MARKETABLE SECURITIES

Investments in non-marketable securities at June 30, 2002, was $27,400 which was a NASD private offering. There is no market value for this, and therefore is stated at cost on the statement of financial condition.

NOTE 6- FIXED ASSETS

Fixed assets consist of the following at June 30, 2002:

Furniture and fixtures	$ 8,362
Leasehold improvements	4,015
Office equipment	51,760
Subtotal	64,137
Accumulated depreciation	(40,190)
Total	$ 23,947

Depreciation expense was $7,040 for the year ended June 30, 2002.

NOTE 7- LOAN PAYABLE

The Company has a subordinated loan payable with a lender, which became effective on August 1, 2000, for $25,000. The loan bears interest at a rate of ten percent (10%) per annum. The loan matures on August 31, 2003.

The cash proceeds covered by the loan shall be used and dealt with by the Company as part of its capital and shall be subject to the risks of the business. The Company shall have the right to deposit any cash proceeds of the loan in an account or accounts in their own name in any bank or trust company.

The lender irrevocably agrees that the obligation of the Company under the loan agreement with respect to the payment of the principal and interest of the loan shall be and are subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures consistent with the provisions of 17 CFR 240.15c3-1 and 240.15c3-1d, except for claims which are the subject of subordination agreements which rank on the same priority as, or are junior to the claim of the lender under such subordination agreements.

Interest expense on the loan payable was $ 2,500 for the year ended June 30, 2002.

NOTE 8- REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had regulatory net capital of $596,890 and a minimum regulatory net capital requirement of $100,000.

NOTE 9- COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Huntington and Lawrence, New York. The leases expire at various times through 2003. The base monthly rent for Huntington is $3,928, and for Lawrence is $2,041, with escalating clauses that increases the base rent.

Minimum future rent payments on the offices are as follows:

Year Ended June 30,	
2003	$ 71,628

Rent expense for the year ended June 30, 2002 was $ 75,291.

In addition to the rent leases, the Company has other operating leases for various pieces of office equipment that vary in length, but are all short-term.

Concentrations of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer/and or other counter-party with which it conducts its business.

As of June 30, 2002 there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 10- INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary , to reduce the deferred income tax assets to the amount expected to be realized.

The provision for income taxes is as follows for the year ended June 30, 2002:

Current	
Federal	$ 2,753
State	8,431
	$ 11,184

SUPPLEMENTAL INFORMATION

LANTERN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C-3-1 AND STATEMENT PURSUANT TO RULE 17A-5(D)(4)
JUNE 30, 2002

Consolidated Computation of Net Capital Pursuant to Rule 15c-3-1

Computation of Net Capital

Total stockholders' equity from Statement of Financial Condition	$673,855
Add: Subordinated loan	25,000
Less: Nonallowable assets	(88,731)
	610,124
Net capital before haircuts and undue consideration	
Less:	
Haircuts on securities	(13,234)
Undue concentration	-
Net capital	$596,890
Computation of Basic Net Capital Required	
Net Capital	$596,890
Minimum dollar net capital requirement	(100,000)
Excess net capital	$496,890
Aggregate Indebtedness	$157,211
Ratio of Aggregate Indebtedness to Net Capital	26.33%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Lantern Investments, Inc.
Huntington, New York

In planning and performing our audit of the financial statements and supplemental schedules of Lantern Investments, Inc. for the year ended June 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Bagell Josephs & Company, L.L.C.

Bagell, Josephs & Company, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

August 15, 2002

LANTERN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

ASSETS	
Cash and cash equivalents	$118,387
Due from clearing broker	520,577
Securities owned, at market value	152,740
Investments in non-marketable securities, at cost	27,400
Fixed assets less accumulated depreciation of $40,190	23,947
Prepaid expenses and other	13,015
Total assets	$856,066

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	147,746
Payroll taxes payable	9,465
Subordinated loan payable	25,000
	182,211
Total liabilities	
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDERS' EQUITY	
Preferred stock, $.01 par value, 10,000 shares authorized, -0- shares issued and outstanding	$ -
Common stock, $.01 par value, 190,000 shares authorized, 50,000 shares issued and outstanding	500
Additional paid-in capital	371,988
Retained earnings	316,367
Treasury stock, at cost	(15,000)
Total stockholders' equity	673,855
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$856,066

The accompanying notes are an integral part of the financial statements.

LANTERN INVESTMENTS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2002

LANTERN INVESTMENTS, INC.
Financial Statements
June 30, 2002

CONTENTS